Zomedica Pharmaceuticals Corp.

3928 Varsity Drive

Ann Arbor, Michigan 48018

May 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F St, N.E.

Washington, DC 20549

Attention: Ada D. Sarmento

Re:	Zomedica Pharmaceuticals Corp.

Registration Statement on Form S-1

Filed April 21, 2017

File No. 333-217409

Dear Ms. Sarmento:

Pursuant to your conversations with our counsel, Zomedica Pharmaceuticals Corp. (the “Company”), is hereby responding to Comment 1 in the letter, dated May 5, 2017 (the “Comment Letter”), from Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance, of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), regarding the Company’s Registration Statement on Form S-1 (File No. 333-217409), filed with the Commission on April 21, 2017 (the “Registration Statement”).

For ease of reference, set forth below is Comment 1 from the Comment Letter. The Company’s response is set forth below Comment 1. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

Selling Shareholders, page 64

1.	We note your response to our prior comment 1 and your revised disclosures on pages 32 and 73 indicating that you were a non-operating shell company at the time of the Qualifying Transaction and that you remain a shell company today. Accordingly, the selling shareholders are deemed to be underwriters in connection with their resales. See SEC Release No. 33-8869 (Dec. 6, 2007). Please revise to identify the selling shareholders as underwriters. In addition, you must fix the price for the entire duration of the offering because the offering is deemed to be on behalf of the company, and the company is not eligible to use Form S-3 or to conduct an at-the-market offering pursuant to Rule 415(a)(1)(x). Please also revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status.

Securities and Exchange Commission Page 2

As our counsel has previously communicated to you and as indicated elsewhere in the Registration Statement, the Company ceased to be a “shell company” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Act”), and Rule 144(i) on April 21, 2016 upon the consummation of the Qualifying Transaction. At that time, the Company commenced operations in its current form.

In Comment 1 to the Staff’s letter, dated March 27, 2017 (the “Prior Comment Letter”), the Staff asked us to clarify in our disclosure whether the Company was a shell company or a former shell company. The Prior Comment Letter also asked us to advise the Staff as to the consideration we had given to the Division of Corporation Finance’s September 6, 2013 response concerning the application of Rule 144(i) to certain Canadian issuers (the “Dorsey Interpretation”). In the Dorsey Interpretation, the Staff expressed its view that Securities Act Rule 144 is available for the sale of securities of certain Canadian issuers that meet certain requirements, notwithstanding the fact that those issuers previously have been shell companies, within the meaning of Securities Act Rule 144(i), and are not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934.

As our counsel has previously communicated to you, the response to that comment erroneously indicated that the Company remained a shell company because it did not meet all of the requirements set forth in the Dorsey Interpretation. However, as noted above, the Company ceased to be a shell company upon consummation of the Qualifying Transaction. Under the terms of the Dorsey Interpretation, Rule 144(i) is not currently available for the sale of our common shares because the Company has not filed an Annual Information Form during the preceding 16 months. Accordingly, as disclosed in the Registration Statement, Rule 144(i) will not be available until 12 months after the effectiveness of the Registration Statement.

To clarify the disclosure on page 73 of the Registration Statement, the Company intends to replace the last paragraph under the subheading “Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies” with the following: “We ceased to be a shell company upon consummation of the Qualifying Transaction. In addition, we believe that the registration statement of which this prospectus forms a part constitutes “Form 10 information” within the meaning of Rule 144(i). Accordingly, holders of our common shares will be eligible to sell common shares in accordance with Rule 144(i) from and after the one year anniversary of the effectiveness of the registration statement subject to the conditions described above.”

Notwithstanding this clarification, we understand that the Staff continues to believe that the selling shareholders listed in the Registration Statement are deemed to be “underwriters” in connection with their resales and that, among other things, the offering contemplated by the Registration Statement is deemed to be “by or on behalf of a person or persons other than the registrant” for purposes of Rule 415(a)(1)(i). For the reasons set forth in our March 9, 2017 response to Comment 14 set forth in the Staff’s comment letter dated January 9, 2017 (the “Rule 415 Response”) and the additional reasons set forth below, we believe that none of the selling shareholders are “underwriters” and therefore the offering contemplated by the Registration Statement meets the requirements of Rule 415(a)(1)(i).

Securities and Exchange Commission Page 3

In support of its position in Comment 1, the Staff cites SEC Release No. 33-8869 (Dec. 6, 2007) (the “Rule 144 Release”). The Rule 144 Release discusses, among other things, the origin and rationale for the requirements of Rule 144(i). Footnote 165 of the Rule 144 Release states that:

“the Division stated that ‘transactions in blank check company securities by their promoters or affiliates … are not the kind of ordinary trading transactions between individual investors of securities already issued that Section 4(1) [of the Securities Act] was designed to exempt.’ The Division stated its view that ‘both before and after the business combination or transaction with an operating entity or other person, the promotors or affiliates of blank check companies, as well as their transferees, are ‘underwriters’ of the securities issued…. Rule 144 would not be available for resale transactions in this situation, regardless of technical compliance with that rule, because these resale transactions appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act.” (emphasis added)

Building on this rationale, and with the express purpose to “curtail misuse of Rule 144 by securities holders through transactions in the securities of blank check companies,” the SEC adopted Rule 144(i). See Rule 144 Release at 65. As noted in the Rule 144 Release, the SEC expanded the position summarized in footnote 165 to “address securities of all companies, other than asset-backed issuers, that meet the definition of a shell company, including blank check companies.” The Rule 144 Release makes clear that “[u]nder the amended rules, Rule 144 will not be available for the resale of securities by … an issuer that has been at any time previously a reporting or non-reporting shell company, unless the issuer is a former shell company that meets all of the conditions [of Rule 144(i)].” See Rule 144 Release at 47-48. In imposing a one-year reporting period for Rule 144(i), the SEC stated that it believed that “the one-year period is necessary for investor protection given the comments relating to the abuse and micro-cap fraud occurring in connection with the securities of shell companies.” See Rule 144 Release at 49.

By its terms, Rule 144(i) applies to any company that “has been at any time previously a [shell company].” See Rule 144(i)(1)(ii). Under this so called “Evergreen Rule”, the purchasers of shares from a company that had ceased to be a shell company 50 years prior to the sale would still be subject to the one-year restriction in Rule 144(i). See, e.g., Question 137.01 of the Staff’s Compliance and Disclosure Interpretations:

Rule 144(i) has been widely criticized by commentators. See, e.g., “SEC Still Quiet on Rule 144(i) Evergreen Rule”, Law 360 March 18, 2013. See also, Request for Rulemaking, dated October 2, 2008, at https://www.sec.gov/rules/petitions/2008/petn4-572.pdf because of its significant chilling effect on capital formation by smaller public companies. Despite the concerns expressed, the SEC has yet to address the problems with the Evergreen Rule.

As the discussion above indicates, the rationale for both the Staff’s position and the requirements of Rule 144(i) is the concern about protecting investors from “the abuse and micro-cap fraud occurring in connection with the securities of shell companies” and resales of “promoter securities” “without compliance with the registration requirements of the Securities Act.” The SEC and the Staff have chosen to address those concerns by conditioning the use of Rule 144 on compliance with the requirements of Rule 144(i). As the SEC has stated, the one-year requirement is “necessary” to address “abuse and micro-cap fraud.”

Securities and Exchange Commission Page 4

It is important to note that the concerns expressed in the Rule 144 Release relate specifically to the unregistered resale of securities of former blank check companies. Those same concerns are not present in a registered resale of such securities as the registration requirements of the Act eliminate the opportunity for the type of fraud and abuse cited in the Rule 144 Release.

It is axiomatic that the unavailability of Rule 144 in a particular circumstance does not, in and of itself, make a selling shareholder an “underwriter”. By its terms, Rule 144 is a safe harbor that sets forth circumstances in which a person will be presumed not to be an “underwriter”. By definition, the failure to comply with Rule 144 does not, absent other circumstances, make a person an underwriter. The introductory note to Rule 144 makes this clear:

“Rule 144 is not an exclusive safe harbor. A person who does not meet all of the applicable conditions of Rule 144 still may claim any other available exemption under the Act for the sale of the securities. The Rule 144 safe harbor is not available to any person with respect to any transaction or series of transactions that, although in technical compliance with Rule 144, is part of a plan or scheme to evade the registration requirements of the Act.” (emphasis added)

This is particularly the case in the circumstances presented here. Rule 144(i) contains significant restrictions on the use of Rule 144 by shareholders of former shell companies because of concerns about fraud and abuse by shell promoters in connection with unregistered resales of securities, not because all shareholders of those companies were statutory “underwriters.” By imposing those conditions, the SEC limited the ability of former shell shareholders to effect unregistered resales. Where, as is the case here, the proposed sales are taking place pursuant to a registration statement, there is no opportunity for the kind of fraud and abuse that led to the adoption of Rule 144(i) and there is no basis for concluding that the selling shareholders are “underwriters” with respect to the shares covered by the Registration Statement.

In other contexts, the Staff has permitted investors to register shares for resale in circumstances where Rule 144 was not available without concluding that the selling shareholders were underwriters. For example, as specifically sanctioned by the Staff in its PIPEs Interpretation, an investor can condition its purchase of shares on the immediate effectiveness of a resale registration statement without being an “underwriter”. See Question 116.19 of the Staff’s Compliance and Disclosure Interpretations. There are numerous situations in which a resale can occur outside Rule 144 without the selling shareholder being deemed to be an underwriter. In virtually all PIPE transactions, registration statements covering the resale of securities issued in a bona fide private placement are registered for resale and the selling shareholders are able to resell their shares prior to Rule 144 becoming available without being deemed to be underwriters. Accordingly, it is clear that something more, other than a registered resale, is required to make a selling shareholder an underwriter.

Securities and Exchange Commission Page 5

As discussed at length in our Rule 415 Response, in the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the selling shareholders would not be able to sell their securities at prevailing market prices) unless the Company is eligible to use Form S-3 for a primary offering, and (ii) the selling shareholders would be deemed to be “underwriters” with respect to their common shares (with the attendant liabilities under Section 11 of the Act). Because of the requirements of Rule 415, the Staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling shareholder to effect the resale of its securities. Because re-characterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies — like the Company — to raise capital, the Staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.

The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the Staff has set forth a detailed statement of the relevant factors that should be examined. The Staff’s Rule 415 Interpretation provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” (emphasis added).

As the Rule 415 Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”

In its Rule 415 Response, the Company reviewed each of these factors at length and demonstrated that the offering contemplated by the Registration Statement was not “by or on behalf of the registrant” and that the selling shareholders were not ”underwriters”. We reiterate the analysis contained in the Rule 415 Response.

Securities and Exchange Commission Page 6

Furthermore, the transactions contemplated by the Qualifying Transaction and Registration Statement raise none of the concerns sited by the SEC in the Rule 144 Release.

The Qualifying Transaction was regulated by, and effected in accordance with, specific policies of the TSX Venture Exchange (the “TSX-V”) designed to prevent fraud or abuse in connection with transactions like the Qualifying Transaction. The Qualifying Transaction could not be completed, except with the prior approval of the TSX-V. In accordance with the TSX-V’s policy on combinations with capital pool companies, all officers, directors and significant shareholders of the capital pool company prior to the Qualifying Transaction were not permitted to transfer any of their common shares until after the expiration of a lengthy escrow period described in the Registration Statement that did not begin to run until after the Qualifying Transaction was approved and consummated. In addition, all officers, directors and significant shareholders of the resulting company were subject to the same escrow requirements. As part of the TSX-V approval process, the TSX-V performed a comprehensive review of the parties to the Qualifying Transaction and the terms the specific terms of the Qualifying Transaction, including performing background checks on all of the management and directors of the resulting company, reviewing audited financial statements of the target, assessing whether the resulting company satisfied TSX-V’s listing requirements and requiring the public filing of comprehensive disclosure information on which the TSX-V extensively commented. Consequently, there was no opportunity for the “abuse and micro-cap fraud occurring in connection with the securities of shell companies” that led to the adoption of Rule 144(i).

As noted above, the Qualifying Transaction was consummated on April 21, 2016. Shareholders who received shares in the Qualifying Transaction have held their shares for more than one year. Accordingly, had the Company taken advantage of the Dorsey Interpretation, those selling shareholders would be able to use Rule 144(i) and there would be no question that they would not be “underwriters”. Furthermore, if the Company filed an Annual Information Form, it would meet the requirements of the Dorsey Interpretation and Rule 144(i) would be available for resales of the shares covered by the Registration Statement. There is no legal basis to conclude that the mere filing of a document with Canadian securities regulators determines whether a selling shareholder is an “underwriter.”

In addition, the fact that the offering is being registered on the Registration Statement further minimizes the potential for fraud or abuse. As the Staff is aware, the Registration Statement contains detailed disclosure describing the Qualifying Transaction, the Company’s business and prospects and the terms of the proposed offering. We respectfully submit that where the proposed resale is made on a fully registered basis, there is no reason to impose additional limitations or restrictions on the ability of the selling shareholders to sell their shares.

For the reasons described above and in our Rule 415 Response, we respectfully submit that the selling shareholders are not “underwriters”, the offering covered by the registration statement is not “by or on behalf of the registrant” and may proceed as set forth in the Registration Statement.

* * *

Securities and Exchange Commission Page 7

Please contact our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382 or the undersigned at (734) 369-2555 with any questions regarding the contents of this letter or the Registration Statement.

Very truly yours,

/s/ Gerald Solensky, Jr.

Gerald Solensky, Jr.

Chairman and Chief Executive Officer

cc:  John D. Hogoboom

Paul Bolger